# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Entera Bio Ltd., CIK 0001638097
CUSIP: M40527109
Title of class of securities: Ordinary Shares, par value of NIS 0.0000769
Address of issuer's principal executive offices: Kiryat Hadassah, Minrav Building, Fifth Floor, Jerusalem, Israel (L3), 9112002
Date of event which requires filing of this statement: 07/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,330,882; shared voting power 0; sole dispositive power 4,330,882; shared dispositive power 0; aggregate amount beneficially owned 4,330,882 (2.5% of the class)
- Vivo Opportunity Co-Invest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,718,137; shared voting power 0; sole dispositive power 2,718,137; shared dispositive power 0; aggregate amount beneficially owned 2,718,137 (1.6% of the class)
- Vivo Opportunity Co-Invest (Cycle 3), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,768,382; shared voting power 0; sole dispositive power 4,768,382; shared dispositive power 0; aggregate amount beneficially owned 4,768,382 (2.8% of the class)
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 11,817,401; shared voting power 0; sole dispositive power 11,817,401; shared dispositive power 0; aggregate amount beneficially owned 11,817,401 (6.9% of the class)
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 437,500; shared voting power 0; sole dispositive power 437,500; shared dispositive power 0; aggregate amount beneficially owned 437,500 (0.3% of the class)
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 437,500; shared voting power 0; sole dispositive power 437,500; shared dispositive power 0; aggregate amount beneficially owned 437,500 (0.3% of the class)

## Item 1. Issuer
Name of issuer: Entera Bio Ltd.
Address of issuer's principal executive offices: Kiryat Hadassah, Minrav Building Fifth Floor Jerusalem, Israel 9112002

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity Co-Invest, L.P. and Vivo Opportunity Co-Invest (Cycle 3), L.P. and their General Partner Vivo Opportunity, LLC.

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC.
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity Co-Invest, L.P. and Vivo Opportunity Co-Invest (Cycle 3), L.P. are Delaware limited partnerships.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vivo Opportunity, LLC may be deemed to beneficially own an aggregate of 11,817,401 shares of the Issuer's securities, consisting of (i) 4,330,882 Ordinary Shares of the Issuer held of record by Vivo Opportunity Fund Holdings, L.P., (ii) 2,718,137 Ordinary Shares of the Issuer held of record by Vivo Opportunity Co-Invest, L.P., and (iii) 4,768,382 Ordinary Shares of the Issuer held of record by Vivo Opportunity Co-Invest (Cycle 3), L.P.

Vivo Opportunity Cayman, LLC may be deemed to beneficially own 437,500 Ordinary Shares of the Issuer held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
Percent of class:
Vivo Opportunity Fund Holdings, L.P.: 2.5
Vivo Opportunity Co-Invest, L.P.: 1.6
Vivo Opportunity Co-Invest (Cycle 3), L.P.: 2.8
Vivo Opportunity, LLC: 6.9
Vivo Opportunity Cayman Fund, L.P.: 0.3
Vivo Opportunity Cayman, LLC: 0.3

The percentages reported in this Item 4(b) are based on 172,251,411 Ordinary Shares of the Issuer outstanding, which is the sum of (i) 49,290,196 Ordinary Shares outstanding immediately prior to the closing of a private placement by the Issuer on July 28, 2026 (the "Private Placement"), and (ii) 122,961,215 Ordinary Shares issued in the Private Placement, as disclosed in the Securities Purchase Agreement filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2026.
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 4,330,882 Ordinary Shares
Vivo Opportunity Co-Invest, L.P.: 2,718,137 Ordinary Shares
Vivo Opportunity Co-Invest (Cycle 3), L.P.: 4,768,382 Ordinary Shares
Vivo Opportunity, LLC: 11,817,401 Ordinary Shares
Vivo Opportunity Cayman Fund, L.P.: 437,500 Ordinary Shares
Vivo Opportunity Cayman, LLC: 437,500 Ordinary Shares
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 4,330,882 Ordinary Shares
Vivo Opportunity Co-Invest, L.P.: 2,718,137 Ordinary Shares
Vivo Opportunity Co-Invest (Cycle 3), L.P.: 4,768,382 Ordinary Shares
Vivo Opportunity, LLC: 11,817,401 Ordinary Shares
Vivo Opportunity Cayman Fund, L.P.: 437,500 Ordinary Shares
Vivo Opportunity Cayman, LLC: 437,500 Ordinary Shares
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (08/04/2026)
- Vivo Opportunity Co-Invest, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (08/04/2026)
- Vivo Opportunity Co-Invest (Cycle 3), L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (08/04/2026)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (08/04/2026)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (08/04/2026)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (08/04/2026)